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02022233

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSING SECTION
MAR 25 2002

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ferguson, Settle & Associates, Inc.

OFFICIAL USE ONLY
026478
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6825 Summer Avenue
(No. and Street)

Memphis	TN	38134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Ferguson — (901) 372-9385
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Whaley, CPA
(Name — *if individual, state last, first, middle name*)

7556 Hwy 70, Suite 101	Bartlett	TN	38133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, James E. Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferguson, Settle & Associates, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires Feb. 1, 2003

IRMA CRESSWELL NOTARY PUBLIC AT LARGE SHELBY COUNTY, TN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD®
REGULATION
An NASD Company

March 4, 2002

Mr. James E. Ferguson
Registered Principal
Ferguson, Settle & Associates
6825 Summer Avenue
Memphis, Tennessee 38134

Dear Mr. Ferguson:

Your request for a thirty day extension to file your annual audit was received on February 25, 2002 by the New Orleans District 5 Office. Based on the information contained in your request, and the facts as you have presented them, the Association has approved your request. Your annual audit or waiver from the SEC should be filed/submitted no later than **March 31, 2002.** An annual audit is deemed to be filed upon receipt by the Securities and Exchange Commission's principal office in Washington, D.C., pursuant to SEC Rule 17a-5(n).

Should you have any further questions, please contact James A. Dicus, Jr., Compliance Specialist.

Sincerely,

Donald J. DeBlanc
Supervisor of Examiners

DJD/kr

cc: Ms. Sherry T. Lawrence
NASD Regulation, Inc.
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850

NASD Regulation, Inc. 1100 Poydras Street, Energy Centre, Suite 850, New Orleans, LA 70163-0802 (504) 522 - 6527 | Fax (504) 581 - 3699

FERGUSON, SETTLE & ASSOCIATES INC.

AUDIT REPORT AND FINANCIAL STATEMENTS

DECEMBER 31, 2001

Richard Whaley, CPA
7556 Highway 70, Suite 101
Bartlett, TN 38133
(901) 377-0600

RICHARD WHALEY, CPA

7556 Hwy. 70, Suite 101
Bartlett, Tn 38134

INDEPENDENT AUDITOR'S REPORT

Ferguson, Settle & Associates Inc.
(a Subchapter S Corporation)
6825 Summer Avenue
Bartlett, TN 38134

I have audited the accompanying statement of assets, liabilities, and capital-income tax basis of Ferguson, Settle & Associates Inc. as of December 31, 2001, and the related statements of income and capital-income tax basis and cash flow-income tax basis for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 2, these financial statements were prepared on the basis of accounting the company uses for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of Ferguson, Settle & Associates Inc., as of December 31,2001, and the results of its operations and cash flows for the year then ended, on the basis of accounting described in Note 2.

Bartlett, Tennessee
March 5, 2002

Telephone: Voice(901)377-0600 *Fax(901)377-1162*

FERGUSON, SETTLE & ASSOCIATES INC.
STATEMENT OF ASSETS, LIABILITIES AND CAPITAL
INCOME TAX BASIS
DECEMBER 31, 2001

Assets

Cash in Bank	$9,162.62
Property and Equipment, at cost - Note 1:	
Computer equipment	4,364.74
Computer software	1,579.64
Office furniture & equipment	1,391.55
	7,335.93
Less accumulated depreciation	(7,335.93)
Total Assets	$9,162.62

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable	$266.43
Franchise and Excise Taxes Payable	448.00
Total Liabilities	714.43
Stockholder's Equity	
Capital Stock	7499.84
Retained earnings	948.35
Total Stockholder's Equity	8448.19
Total Liablitiies and Stockholder's Equity	$9,162.62

The accompanying notes are an integral part of this statement.

FERGUSON, SETTLE & ASSOCIATES INC.
STATEMENT OF INCOME AND CAPITAL
INCOME TAX BASIS
FOR THE YEAR ENDED DECEMBER 31, 2001

Income from commissions and fees	$27,161.40
Operating Expenses:	
Commissions	15,358.19
Office supplies and expense	982.13
Rent and telephone	1,700.40
Regulatory fees	1,908.11
Dues and subscriptions	364.32
Insurance	437.00
Professional Fees	375.00
Other taxes	588.00
Total operating expenses	21,713.15
Net operating income	$5,448.25
Stockholder's equity, beginning of year	0.00
Proceed of Sale of Capital Stock	7,499.94
Distributions to Stockholders	(4,500.00)
Stockholder's equity, end of year	$8,448.19

The accompanying notes are an integral part of this statement.

FERGUSON, SETTLE & ASSOCIATES INC.
STATEMENT OF CASH FLOWS
INCOME TAX BASIS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net operating income	$5,448.25
Cash Flows From Financing Activities:	
Proceeds of sale of Capital Stock	7499.94
Distributions to Stockholder	(4,500.00)
Increase in Current Liabilities	714.43
Cash balance January 1, 2001	0.00
Cash balance December 31, 2001	$9,162.62

The accompanying notes are an integral part of this statement.

FERGUSON, SETTLE & ASSOCIATES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 – Property and Equipment

The cost of property and equipment is depreciated over the statutory lives of the related assets as determined under the current Internal Revenue Code. Depreciation is computed accordingly, with the maximum allowable expense recorded where advantageous for income tax purposes.

Note 2 – Accounting Basis

The company's policy is to prepare its financial statements using the income tax basis. The major impact of this policy is that depreciation expense is recorded in amounts materially different from the expense which would be recorded under generally accepted accounting principles.

Note 3 – Income Taxes

Since the business operates as a subchapter S corporation, all income, deductions, and credits are reported by the stockholders on an individual income tax return. Consequently, no provision for income taxes is included in these statements.

Note 4 – Related Party Transactions

The company leases office space from a related party. There is no formal lease agreement, and rent is paid in varying amounts as agreed upon by the parties. A total of $1,500.00 was paid as rent during 2001.

SUPPLEMENTAL INFORMATION

My examination of the December 31, 2001 basic financial statements included in the preceding section of this report was made for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bartlett, Tennessee
March 5, 2002

FERGUSON, SETTLE & ASSOCIATES INC.
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2001

Computation of Net Capital Available Under Rule 15c3-1

Ownership equity qualified for net capital – stockholder's equity	$ 8,448.19
Liabilities subordinated to claims of general creditors allowable in Computation of net capital	-0-
	$ 8,448.19
Less non-allowable assets	-0-
Net capital available	$ 8,448.19

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Minimum dollar net capital requirement	$ 5,000.00

I have examined Focus Report II A and found no material differences in the Net Capital Computation. Additionally, my examination revealed no material deficiencies or inadequacies in the internal control procedures of financial statements of Ferguson, Settle & Associates.

Bartlett, Tennessee
March 5, 2002

FERGUSON, SETTLE & ASSOCIATES INC.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL MATTERS

DECEMBER 31, 2001

Richard Whaley, CPA
7556 Highway 70, Suite 101
Bartlett, TN 38133
(901) 377-0600

RICHARD WHALEY, CPA

7556 Hwy. 70, Suite 101
Bartlett, Tn 38134

Ferguson, Settle & Associates Inc.
(a Subchapter S Corporation)
6825 Summer Avenue
Bartlett, TN 38134

In planning and performing my audit of the financial statements of Ferguson, Settle & Associates Inc. for the year ended December 31, 2001, I considered its internal control in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control. However, I noted certain matters involving internal control and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control that, in my judgement, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

The reportable condition noted, which is not a material weakness, is described as follows: There is an absence of segregation of duties due to the fact that the company's staff consists of only one owner/employee.

A material weakness is a reportable condition in which the design of operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, the reportable condition described above is not believed to be a material weakness.

This report is intended solely for the information and use of management and the Securities Division of the Tennessee Department of Commerce and Insurance.

Bartlett, Tennessee
March 5, 2002

Telephone: Voice(901)377-0600 ***Fax(901)377-1162***